UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 4, 2017

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis announces CEO Joseph Jimenez to retire from Novartis in 2018.

Vasant Narasimhan appointed CEO, effective February 1, 2018.

Basel, September 4, 2017 – Joseph Jimenez, Chief Executive Officer (CEO) of Novartis, has informed the Board of Directors of his desire to step down as CEO in 2018, after eight years in position. The Board of Directors has appointed Vasant (Vas) Narasimhan, M.D., Global Head of Drug Development and Chief Medical Officer, as CEO of Novartis, effective February 1, 2018. Dr. Narasimhan is a member of the Executive Committee and joined Novartis in 2005.

Mr. Jimenez, who has been CEO since 2010, joined the company in 2007. He first led the Consumer Health Division, and then held the position of Division Head, Novartis Pharmaceuticals. Mr. Jimenez will step down as CEO, effective January 31, 2018, and will be available for advice and support at the request of the Chairman of the Board of Directors or the CEO until he retires from Novartis on August 31, 2018.

Joerg Reinhardt, Chairman of the Novartis Board of Directors, commented, “I would like to express my sincere appreciation for Joe’s achievements as CEO. During his tenure, Joe focused Novartis on leading global businesses, while divesting non-core divisions. Under his leadership the innovation pipeline was rejuvenated, and we successfully navigated the patent expirations of our two largest products. We anticipate a smooth transition as Joe built a strong leadership team and mentored his successor. Novartis will be well positioned to continue its momentum.”

Mr. Jimenez said, “Both from a professional and a personal perspective, this is the right moment to hand the leadership reins of the company to Vas. Our strong pipeline and the strategic moves we have taken to focus the company have put Novartis on a strong path for the future. On the personal side, after 10 wonderful years in Switzerland, my family is ready to return to Silicon Valley and the US. I’m confident that Vas will be an excellent successor.”

Dr. Narasimhan has held numerous leadership positions across Novartis in commercial, drug development and strategy roles. Prior to his current role he served as Head of Development for Novartis Pharmaceuticals. Before joining Novartis in 2005, he worked at McKinsey & Company. He received his medical degree from Harvard Medical School in the US and obtained a master’s degree in public policy from Harvard’s John F. Kennedy School of Government. In addition, he holds a bachelor’s degree in biological sciences from the University of Chicago, also in the US. During and after his medical studies, he worked extensively on a range of health issues in developing countries. Dr. Narasimhan is an elected member of the US National Academy of Medicine. He is a US citizen born in 1976, married with 2 children, and lives in Basel, Switzerland.

Mr. Reinhardt added, “The strength of Novartis is our ability to drive science-based innovation. Vas is deeply anchored in medical science, has significant experience in managing the interfaces between Research and Development and commercial units and has strong business acumen with a track record of outstanding achievements. As a physician, he has a strong patient focus and a genuine humane perspective and care for the mission and values of Novartis. As a result, the Board of Directors is confident that Vas is the right choice to lead Novartis on our expected next growth phase, driving innovation and further strengthening our competitive position.”

Dr. Narasimhan said, “I would like to congratulate Joe and express my gratitude to Joe, Joerg, and the Board of Directors. I feel honored and humbled to be asked to lead Novartis. We will continue our legacy of bringing leading innovation to patients around the world. With our recent launches, our strong pipeline, broad capabilities, world-class leadership team, and committed people, I am very confident about our future.”

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “to retire,” “effective,” “will,” “pipeline,” “anticipate,” “well positioned,” strategic,” “future,” “confident,” “next growth phase,” “driving,” “strengthening,” “launches,” “committed,” or similar expressions, or by express or implied discussions regarding potential potential future sales or earnings of the Novartis Group. You should not place undue reliance on these statements. Such forward looking statements are based on our the current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that Novartis will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products; our ability to obtain or maintain proprietary intellectual property protection on key products; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; uncertainties regarding actual or potential legal proceedings; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission.

Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 119,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

For a portrait of Dr. Narasimhan, please visit https://www.novartis.com/news/media- library/vasant-vas-narasimhan-md

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis

For Novartis multimedia content, please visit www.novartis.com/news/media-library

For questions about the site or required registration, please contact media.relations@novartis.com

# # #

Novartis Media Relations

Central media line: +41 61 324 2200

E-mail: media.relations@novartis.com

Paul Barrett	Markus Jaggi
Novartis Global Media Relations	Novartis Media Relations Switzerland
+41 61 324 7999 (direct)	+41 61 324 9577 (direct)
+41 79 797 8137 (mobile)	+41 79 673 7433 (mobile)
paul.barrett@novartis.com	markus.jaggi.@novartis.com

Eric Althoff	Satoshi Sugimoto
Novartis Global Media Relations	Novartis Media Relations Switzerland
+41 61 324 7999 (direct)	+41 61 324 6129
+41 79 593 4202 (mobile)	+41 79 619 2035
eric.althoff@novartis.com	satoshi_jean.sugimoto@novartis.com

Antonio Ligi
Novartis Global Media Relations
+41 61 324 1374 (direct)
+41 79 723 3681 (mobile)
antonio.ligi@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 4, 2017	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting